PHILLIPS NIZER LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                Tel: 212-977-9700
                                Fax: 212-262-5152

                                                                January 16, 2007


VIA EDGAR

Securities and Exchange Commission
Washington, DC 20549-7010

Attn:    Ibolya Ignat, Staff Accountant
         Mail Stop 6010

         Re:      Healthcare Technologies Ltd.
                  Annual Report on Form 20-F for Fiscal Year
                  Ended December 31, 2005
                  Filed on June 29, 2006
                  File No. 000-17799
                  ------------------------------------------

Ladies and Gentlemen:

     On behalf of our client, Healthcare Technologies Ltd., an Israeli corporation (the "Company"), we have set forth below the Company's response to a verbal comment received by the undersigned from Ms. Ibolya Ignat of the Staff on January 8, 2007, with respect to the Company's response letter dated October 4, 2006. The Staff's comment has been reproduced (in bold) below and is immediately followed by the Company's response thereto.

     PLEASE PROVIDE THE STAFF WITH A CALCULATION THAT SUBSTANTIATES THE COMPANY'S POSITION THAT THE FIRST AND THIRD CONDITIONS OF RULE 1-02(W) OF REGULATION S-X SUBSTITUTING 20 PERCENT FOR 10 PERCENT WAS NOT MET FOR FISCAL 2004 AND 2003 WITH RESPECT TO THE COMPANY'S INTEREST IN SAVYON DIAGNOSTICS LTD.

     The requested calculation is attached to this letter as Exhibit A.

          o The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Securities and Exchange Commission
January 16, 2007
Page 2

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, please contact the undersigned at 212-841-0700 or the Company's Chief Financial Officer, Mr. Eran Rotem at 011 972-3-927-7232.


                                                              Very truly yours,

                                                              /s/ Brian Brodrick

                                                              Brian Brodrick

                                    EXHIBIT A

The following Calculation substantiates the Company's position that the first and third conditions of Rule 1-2(w) of Regulation S-X, substituting 20 percent for 10 percent, were not met for fiscal 2004 and 2003 with respect to the Company's interest in Savyon Diagnostics Ltd. The two conditions are as follows:

          (1) THE REGISTRANT'S AND ITS OTHER SUBSIDIARIES' INVESTMENTS IN AND ADVANCES TO THE SUBSIDIARY EXCEED 10 PERCENT OF THE TOTAL ASSETS OF THE REGISTRANT AND ITS SUBSIDIARIES CONSOLIDATED AS OF THE END OF THE MOST RECENTLY COMPLETED FISCAL YEAR (FOR A PROPOSED BUSINESS COMBINATION TO BE ACCOUNTED FOR AS A POOLING OF INTERESTS, THIS CONDITION IS ALSO MET WHEN THE NUMBER OF COMMON SHARES EXCHANGED OR TO BE EXCHANGED BY THE REGISTRANT EXCEEDS 10 PERCENT OF ITS TOTAL COMMON SHARES OUTSTANDING AT THE DATE THE COMBINATION IS INITIATED);

          (2) THE REGISTRANT'S AND ITS OTHER SUBSIDIARIES' EQUITY IN THE INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES, EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE OF THE SUBSIDIARY EXCEEDS 10 PERCENT OF SUCH INCOME OF THE REGISTRANT AND ITS SUBSIDIARIES CONSOLIDATED FOR THE MOST RECENTLY COMPLETED FISCAL YEAR.

     2005 TESTS:

     Test (1):  Investment in Savyon        =         289     < 20%
                -------------------------           ------
                Healthcare's total assets           12,374

     CONCLUSION FROM TEST 1: The investment in Savyon constitutes less than 20% of the total assets - according to this test, Healthcare is not required to file separate financial statements for Savyon.

     Test (2):  Equity in earnings from Savyon for the year 2005     = 167 > 20%
                ----------------------------------------------------   ---
                Net income before equity in earnings of an affiliate   109

     CONCLUSION FROM TEST 2- Equity in earnings from Savyon for the year 2005 exceeds 20% of the total income before equity in earnings of an affiliate - according to this test, HEALTHCARE IS REQUIRED TO FILE SEPARATE FINANCIAL STATEMENTS FOR SAVYON.

     2004 TESTS:

     Test (1):  Investment in Savyon        =      -28       < 20%
                -------------------------        ------
                Healthcare's total assets        11,988

     CONCLUSION FROM TEST 1: The investment in Savyon constitutes less than 20% of the total assets - according to this test, Healthcare is not required to file separate financial statements for Savyon.

     Test (2):  Equity in earnings from Savyon for the year 2004   =  53   < 20%
                --------------------------------------------------  -----
                Net loss before equity in earnings of an affiliate  (412)

     IN A CASE OF LOSS:

     WHEN A LOSS HAS BEEN INCURRED BY EITHER THE PARENT AND ITS SUBSIDIARIES CONSOLIDATED OR THE TESTED SUBSIDIARY, BY NOT BOTH, THE EQUITY IN THE INCOME OR LOSS OF THE TESTED SUBSIDIARY SHOULD BE EXCLUDED FROM THE INCOME OF THE REGISTRANT AND ITS SUBSIDIARIES CONSOLIDATED FOR PURPOSES OF THE COMPUTATION.

     CONCLUSION FROM TEST 2- Equity in earnings from Savyon for the year 2004 constitutes less than 20% of the total loss before equity in earnings of an affiliate - according to this test, Healthcare is not required to file separate financial statements for Savyon.

     2003 TESTS:

     Test (1):  Investment in Savyon        =     -82     < 20%
                -------------------------       ------
                Healthcare's total assets       12,742

     CONCLUSION FROM TEST 1: The investment in Savyon constitutes less than 20% of the total assets - according to this test, Healthcare is not required to file separate financial statements for Savyon.

     Test (2):  Equity in loss from Savyon for the year 2003       =  (14) < 20%
                --------------------------------------------------   -----
                Net loss before equity in earnings of an affiliate   (486)

     CONCLUSION FROM TEST 2: Equity in losses from Savyon for the year 2003 constitutes less than 20% of the total loss before equity in earnings of an affiliate - according to this test, Healthcare is not required to include separate financial statements for Savyon.

     Rule 3-09 states that the requirements regarding the filing of financial statements for significant consolidated subsidiaries or 50%-or-less-owned entities are the same as those required of a registrant and should meet the form and content requirements of regulation S-X. Since Healthcare is required to file financial statements which include the balance sheets of the past two years, and income statements, cash flow statements and statements of changes in shareholders' equity of the past three years, the same filing requirements apply with respect to Savyon. However, since the conditions of Rule 1-02 were not met in 2003 and 2004, the figures relating to such years may be unaudited.